Exhibit 3

AMENDMENT TO BY-LAWS OF FMC TECHNOLOGIES, INC.

WHEREAS, on May 7, 2010, the Company’s shareholders voted in favor of a majority voting standard in connection with director elections; and

WHEREAS, the Board now desires to amend the Company’s By-Laws to implement a new majority voting standard and resignation policy for director elections.

NOW, THEREFORE, BE IT RESOLVED, that the Company’s By-Laws shall be amended by adding a new Section 3.6 as follows:

“SECTION 3.6 Required Vote for Directors.

Except as provided in this By-Law, each director shall be elected by the vote of the majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present and the director election is uncontested, that is, when the number of director nominees does not exceed the number of directors to be elected. For purposes of this By-Law, a majority of votes cast shall mean that the number of shares voted “for” a director’s election exceeds the number of votes cast “against” that director’s election.

If a nominee for director is not elected and the nominee is an incumbent director, the director shall promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors. The Nominating and Governance Committee will make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors will act on the tendered resignation, taking into account the Nominating and Governance Committee’s recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. The Nominating and Governance Committee in making its recommendation and the Board of Directors in making its decision may each consider any factors or other information that they consider appropriate and relevant. The director who tenders his or her resignation will not participate in the recommendation of the Nominating and Governance Committee or the decision of the Board of Directors with respect to his or her resignation.

If a director’s resignation is accepted by the Board of Directors pursuant to this By-Law, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors may fill the resulting vacancy pursuant to the provisions of Section 4.3 of the By-Laws or may decrease the size of the Board of Directors pursuant to the provisions of Section 4.1 of the By-Laws.”

FURTHER RESOLVED, that the current Sections 3.6 and 3.7 of the Company’s By-Laws be renumbered as Sections 3.7 and 3.8 respectively.